Mail Stop 6010

November 28, 2007

Mr. Emeka N. Chukwu
Chief Financial Officer
Semtech Corporation
200 Flynn Road
Camarillo, CA 93012-8790

     Re: Semtech Corporation
            Form 10-K for the fiscal year ended January 28, 2007
            Filed April 13, 2007
            File No. 001-06395

Dear Mr. Chukwu:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Martin F. James
            Senior Assistant Chief Accountant